_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 26 November 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

26 November 2004

To: Company Announcements Office

The Australian Stock Exchange

4th Floor, 20 Bridge Street

SYDNEY NSW 2000

Australia

Company Announcements Office

The London Stock Exchange

Old Broad Street

London EC2N 1HP

United Kingdom

cc: New York Stock Exchange Swiss Stock Exchange Johannesburg Stock Exchange Deutsche Bank

For Announcement to the Market

I advise the following results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") held on 22 October 2004 and BHP Billiton Plc ("Plc") held on 25 November 2004.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Because of the nature of that Structure, the poll results for each company on Joint Electorate Actions are identical.

The poll results were:
Business	Votes For	Votes Against	Votes Abstained	Result
1. Receipt of Financial Statements and Reports of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,483,949,138	3,365,409	140,985,551	Carried
2. Receipt of Financial Statements and Reports of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,485,559,214	3,431,640	139,004,448	Carried
3. Re-election of Mr D R Argus as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,584,892,413	32,461,655	14,470,776	Carried
4. Re-election of Mr D R Argus as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,579,584,626	37,507,466	14,318,431	Carried
5. Re-election of Mr D A Crawford as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,546,579,112	75,247,195	73,052,648	Carried
6. Re-election of Mr D A Crawford as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,485,627,518	72,527,896	73,235,969	Carried
7. Re-election of Mr C W Goodyear as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,592,152,472	29,973,159	30,967,030	Carried
8. Re-election of Mr C W Goodyear as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,592,251,065	29,346,029	31,360,864	Carried
9. Re-election of Dr J M Schubert as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,561,751,374	37,192,431	46,905,256	Carried
10. Re-election of Dr J M Schubert as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,547,506,321	36,579,221	47,014,577	Carried
11. To re-appoint the auditors of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,584,310,295	14,750,610	16,047,056	Carried
12. To renew the Directors' authority to allot shares in BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,197,147,824	412,588,684	22,032,572	Carried
13. To renew the disapplication of pre-emption rights in BHP Billiton Plc (a special resolution and Joint Electorate Action)	3,417,024,810	197,050,333	17,581,352	Carried
14. To approve the repurchase of shares in BHP Billiton Plc (a special resolution and Joint Electorate Action)	3,602,800,784	9,117,903	19,866,781	Carried
15. To approve the Remuneration Report (an ordinary resolution and Joint Electorate Action)	3,489,660,907	64,860,141	77,177,367	Carried
16. To approve the amended Group Incentive Scheme (GIS) (an ordinary resolution and Joint Electorate Action)	3,505,381,959	70,350,650	55,091,687	Carried
17. To approve the Long Term Incentive Plan (LTIP) (an ordinary resolution and Joint Electorate Action)	3,454,536,255	109,060,035	67,217,486	Carried
18. To approve grants under the amended GIS and the LTIP to Mr C W Goodyear (an ordinary resolution and Joint Electorate Action)	3,475,755,531	101,500,457	53,541,374	Carried
19. To approve grants under the amended GIS and the LTIP to Mr M Salamon (an ordinary resolution and Joint Electorate Action)	3,474,968,927	101,983,993	53,837,827	Carried

K J Wood
Company Secretary

BHP Billiton Limited & BHP Billiton Plc

Final Proxy Position

	BHP Billiton Limited	BHP Billiton Plc
1. Receipt of Financial Statements and Reports of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,809,828,380	1,818,548,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,560,675,823	1,772,285,289
♦ was to vote against the resolution	1,606,585	1,715,909
♦ was to abstain on the resolution	102,832,366	38,153,185
♦ may vote at the proxy's descretion
	144,713,606	6,393,693

2. Receipt of Financial Statements and Reports of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed
	1,809,826,856	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -

♦ was to vote for the resolution
	1,561,989,616	1,772,288,234
♦ was to vote against the resolution
	1,660,726	1,715,909
♦ was to abstain on the resolution
	100,848,495	38,155,953
♦ may vote at the proxy's discretion
	145,328,019	6,392,980

3. Re-election of Mr D R Argus as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed
	1,813,339,227	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -

♦ was to vote for the resolution
	1,654,824,869	1,785,011,703
♦ was to vote against the resolution
	10,224,691	15,760,097
♦ was to abstain on the resolution
	3,096,157	11,374,619
♦ may vote at the proxy's discretion
	145,193,510	6,406,657

	BHP Billiton Limited	BHP Billiton Plc

4. Re-election of Mr D R Argus as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,813,339,227	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,653,665,826	1,780,736,039
♦ was to vote against the resolution	10,679,442	20,323,400
♦ was to abstain on the resolution	3,226,769	11,091,662
♦ may vote at the proxy's discretion
	145,767,190	6,401,975

5. Re-election of Mr D A Crawford as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,813,325,034	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,641,204,335	1,696,688,802
♦ was to vote against the resolution	22,910,517	45,984,867
♦ was to abstain on the resolution	3,577,920	69,474,728
♦ may vote at the proxy's discretion
	145,632,262	6,404,679

6. Re-election of Mr D A Crawford as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,813,338,227	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,640,324,526	1,699,692,287
♦ was to vote against the resolution	22,980,430	42,984,086
♦ was to abstain on the resolution	3,761,241	69,474,728
♦ may vote at the proxy's discretion
	146,272,030	6,401,975

	BHP Billiton Limited	BHP Billiton Plc

7. Re-election of Mr C W Goodyear as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,813,331,218	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,654,013,470	1,764,871,693
♦ was to vote against the resolution	10,269,169	19,592,481
♦ was to abstain on the resolution	3,284,307	27,682,723
♦ may vote at the proxy's discretion
	145,764,272	6,406,179

8. Re-election of Mr C W Goodyear as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,813,342,345	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,653,866,038	1,764,874,833
♦ was to vote against the resolution	9,920,783	19,307,954
♦ was to abstain on the resolution	3,392,550	27,968,314
♦ may vote at the proxy's discretion
	146,162,974	6,401,975

9. Election of Dr J M Schubert as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,813,344,411	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,621,653,583	1,773,813,748
♦ was to vote against the resolution	19,206,318	17,880,249
♦ was to abstain on the resolution	26,450,447	20,454,809
♦ may vote at the proxy's discretion
	146,034,063	6,404,270

	BHP Billiton Limited	BHP Billiton Plc

10. Election of Dr J M Schubert as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,813,075,819	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,620,722,303	1,773,816,218
♦ was to vote against the resolution	18,585,229	17,881,122
♦ was to abstain on the resolution	26,560,816	20,453,761
♦ may vote at the proxy's discretion
	147,207,471	6,401,975

11. To re-appoint the auditors of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,813,342,985	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,662,596,611	1,768,721,352
♦ was to vote against the resolution	1,339,106	30,073,811
♦ was to abstain on the resolution	2,687,055	13,360,001
♦ may vote at the proxy's discretion
	146,720,213	6,397,912

12. To renew the Directors' authority to allot shares in BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,813,336,676	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,621,953,026	1,421,905,020
♦ was to vote against the resolution	32,326,888	380,009,175
♦ was to abstain on the resolution	11,792,880	10,239,692
♦ may vote at the proxy's discretion
	147,263,882	6,399,189

	BHP Billiton Limited	BHP Billiton Plc

13. To renew the disapplication of pre-emption rights in BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,813,301,301	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,634,783,511	1,628,425,434
♦ was to vote against the resolution	17,349,549	179,406,472
♦ was to abstain on the resolution	13,265,697	4,315,655
♦ may vote at the proxy's discretion	147,902,544	6,405,515

14. To approve the re-purchase of shares in BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,813,333,081	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,651,220,235	1,798,116,625
♦ was to vote against the resolution	5,074,388	3,809,261
♦ was to abstain on the resolution	9,636,493	10,230,288
♦ may vote at the proxy's discretion
	147,401,965	6,396,902

15. To approve the Remuneration Report
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,813,337,884	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,640,274,406	1,696,354,253
♦ was to vote against the resolution	18,106,858	46,440,888
♦ was to abstain on the resolution	7,821,256	69,356,111
♦ may vote at the proxy's discretion
	147,135,364	6,401,824

	BHP Billiton Limited	BHP Billiton Plc

16. To approve the amended Group Incentive Scheme (GIS)
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,812,787,691	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,598,780,844	1,754,001,829
♦ was to vote against the resolution	59,387,121	10,622,113
♦ was to abstain on the resolution	7,565,637	47,526,050
♦ may vote at the proxy's discretion
	147,054,089	6,403,084

17. To approve the Long Term Incentive Plan (LTIP)
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,812,785,055	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,606,675,585	1,695,199,295
♦ was to vote against the resolution	51,518,065	57,268,608
♦ was to abstain on the resolution	7,535,929	59,681,557
♦ may vote at the proxy's discretion
	147,055,476	6,403,616

18. To approve the grants under the amended GIS and the LTIP to Mr C W Goodyear
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,812,784,810	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,608,874,867	1,715,474,464
♦ was to vote against the resolution	50,810,954	50,098,472
♦ was to abstain on the resolution	6,980,232	46,561,142
♦ may vote at the proxy's discretion	146,118,757	6,418,998

	BHP Billiton Limited	BHP Billiton Plc

19. To approve the grants under the amended GIS and the LTIP to Mr M Salamon
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,811,270,780	1,818,553,076
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,606,485,711	1,715,482,692
♦ was to vote against the resolution	51,275,001	50,090,065
♦ was to abstain on the resolution	7,273,546	46,564,281
♦ may vote at the proxy's discretion	146,236,522	6,416,038

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 26 November 2004